Exhibit 97

SOLID POWER, INC.

POLICY ON RECOVERY OF INCENTIVE COMPENSATION

(Adopted on November 2, 2023)

A.	Introduction

Solid Power, Inc., a Delaware corporation (the “Company”), has adopted this Policy on Recovery of Incentive Compensation (this “Policy”), which provides for the recovery of compensation in certain circumstances in the event of a restatement of financial results by the Company. This Policy is intended to comply with the requirements of Securities and Exchange Commission (“SEC”) rules and Nasdaq Stock Market (“Nasdaq”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

B.	Administration

The Human Resources and Compensation Committee (the “HRCC”) of the Board of Directors of the Company (the “Board”) administers this Policy. Any determinations made by the HRCC will be final and binding on all affected individuals. The HRCC is authorized to interpret and construe this Policy and make all determinations necessary, appropriate, or advisable for the administration of this Policy, in all cases consistent with SEC rules and Nasdaq listing standards.

C.	persons covered by this policy

This Policy applies to any current or former “executive officer,” within the meaning of Rule 10D-1(d) under the Securities Exchange Act of 1934, as amended, of the Company (each such individual, an “Executive”). This Policy shall be binding and enforceable in accordance with its terms against all Executives and their beneficiaries, executors, administrators, and other legal representatives.

D.	RECOVERY Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under the securities laws, including a required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the HRCC will cause the Company to recover from each Executive, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation (as defined below).

E.	No-Fault Recovery

Recovery under this Policy is required regardless of whether the Executive or any other person (i) was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or (ii) engaged in any misconduct.

F.	RECOVERY PERIOD

The “Recovery Period” is (i) the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this paragraph, or (ii) any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year. The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (i) the date the Board or a Board committee or, if Board action is not required, the authorized officers of the Company conclude(s) or reasonably should have concluded that the Company is required to prepare a Financial Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

G.	INCENTIVE-BASED COMPENSATION

For purposes of this Policy, “Incentive-Based Compensation” means compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure. A “financial reporting measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the SEC, including stock price and total shareholder return (“TSR”). Incentive-Based Compensation includes, for example, compensation such as performance-based cash, stock, options, or other equity-based awards.

Incentive-Based Compensation does not include, and this Policy does not apply to, compensation granted, earned, or vested based solely upon the occurrence of non-financial events, such as base salary, restricted stock, or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or HRCC and not based on the attainment of any financial measure.

H.	Compensation Subject to Recovery; Enforcement

This Policy applies to all Incentive-Based Compensation received by an Executive (i) after beginning service as an Executive, (ii) who served as an Executive at any time during the performance period for the applicable Incentive-Based Compensation, and (iii) during the Recovery Period.

In the event of a Financial Restatement, the amount of Incentive-Based Compensation to be recovered will be the excess of:

(i)	The Incentive-Based Compensation received by the Executive during the Recovery Period, based on the erroneous data and calculated, over
(ii)

the Incentive-Based Compensation that would have been received by the Executive with respect to such period had it been calculated based on the restated financial information, as determined by the HRCC, in each case computed without regard to any taxes paid. For this purpose, Incentive-Based Compensation is considered to have been received by an Executive in the fiscal year during which the applicable financial reporting measure was attained, regardless of when the payment or grant of such Incentive-Based Compensation occurs.

For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, (i) the HRCC shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and (ii) the Company shall document the determination of that estimate and provide such documentation to Nasdaq.

The Company may use any available legal or equitable remedies to recover any erroneously awarded Incentive-Based Compensation, including collecting a cash payment or shares of Company common stock from the Executive, cancelling outstanding vested or unvested equity awards to the Executive, or forfeiting any amounts the Company owes to the Executive. The Company is entitled to seek recovery of erroneously awarded Incentive-Based Compensation regardless of the terms of any release of claims or separation agreement the Executive may have signed.

I.	No Indemnification

Neither the Company nor any of its affiliates shall indemnify any Executive against any losses incurred by such Executive under this Policy or pay or reimburse any Executive for any insurance premiums for insurance to cover any such losses.

J.	Exceptions

Compensation subject to recovery under this Policy shall not include Incentive-Based Compensation received by an Executive (i) prior to beginning service as an Executive or (ii) if he or she did not serve as an Executive at any time during the applicable Recovery Period. In addition, the HRCC may determine not to seek recovery from an Executive in whole or part to the extent it determines that such recovery would be impracticable because (i) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount, provided that, prior to determining that recovery would be impracticable, the Company shall (a) make a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation, (b) document such attempt, and (c) provide corresponding documentation of such attempt to Nasdaq; (ii) recovery would violate home country law that was adopted prior to November 28, 2022, provided that, prior to determining that recovery would violate an applicable home country law, the Company shall (a) obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and (b) provide such opinion to Nasdaq; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan of the Company or its affiliates (such as the Company’s 401(k) plan) to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

K.	Other Remedies Not Precluded

The exercise by the HRCC of any rights pursuant to this Policy is without prejudice to any other rights or remedies that the Company, the Board, or the HRCC may have with respect to any Executive subject to this Policy.

L.	Effective Date

This Policy shall apply to any Incentive-Based Compensation that is received by an Executive on or after October 2, 2023.

M.	amendments

The HRCC reserves the right to amend this Policy at any time, for any reason, subject to applicable laws, rules, and regulations, and with or without notice, although it will attempt to provide notice in advance of any change. Any amendments to this Policy must be approved by the HRCC.